Hilton Group plc

03 JUL 10 AM 7:21

Ref: 82-1571

Ladbrokes Group

With Compliments



PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 30 JUNE 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 109,866,900 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 6.95% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	7,059,800
MELLON BANK	78,773
STATE STREET NOMINEES LIMITED	3,746,318
J P MORGAN CHASE	2,000
NORTRUST NOMINEES	41,200
STATE STREET NOMINEES LIMITED	708,523
BROWN BROTHERS HARRIMAN	44,000
NORTHERN TRUST	159,100
LLOYDS BANK NOMINEES LIMITED	851,800
STATE STREET BANK & TRUST	172,200

J P MORGAN CHASE	324,300
CHASE MANHATTAN BANK LONDON	21,110,884
CHASE NOMINEES LIMITED	6,001,400
BANK OF NEW YORK LONDON	3,425,526
MELLON NOMINEES LIMITED	929,800
CREDIT SUISSE FST BOS ZURICH	23,000
NORTHERN TRUST	663,900
CHASE NOMINEES LIMITED	469,029
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	892,700
DEUTSCHE BANK	1,263,500
CITIBANK	947,400
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	1,125,270
CHASE MANHATTAN BANK LONDON	6,496,467
STATE STREET BANK & TRUST	4,200,351
BANK OF NEW YORK LONDON	19,485,800
CHASE NOMINEES LIMITED	835,800
DEUTSCHE BANK	938,176
NORTHERN TRUST	10,751,244
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,141,600
NATIONAL AUSTRALIA BANK	24,100

PICG	14,600
J P MORGAN	7,380,200
STATE STREET NOMINEES LIMITED	2,451,500
CITIBANK	238,900
MSS NOMINEES LIMITED	2,210,447
NORTRUST NOMINEES LIMITED	926,192
CHASE MANHATTAN BANK AG FRANKFURT	59,800
MORGAN STANLEY	1,266,500
BROWN BROTHERS HARRIMAN	298,500
TOTAL	109,866,900